Exhibit 17.2

James E. Tait
P. 0. Box 220
Camden, AL 36726

30 January 2013

Mr. David Godwin
Chairman of the Board
ContinuityX, Inc.
610 State Route 116
Metamora, IL 61548

Dear Mr. Godwin

I resign effective immediately from the Board of Directors of ContinutiyX, Inc., as Chairman of the Audit Committee, from all committees of the Board of Directors to which I have been appointed, and from the Board of Directors of any affiliated or associated companies.

I cannot continue to serve when confronted by circumstances where bona fide efforts to fulfill what I consider to be the duties and obligations of a Board Member to investigate disagreements between the Company's Chief Executive Officer and Chief Financial Officer as well as what appears to be inadequate disclosures and material errors in the Company's financial statements are met not with cooperation but instead with lack of candor, absence of transparency, and threats on your behalf of litigation against Board Members attempting to fulfill their perceived duties.

Sincerely,

/s/ James E. Tait

James E. Tait